Stolt Offshore S.A.                                         [GRAPHIC OMITTED]


NEWS RELEASE

       Stolt Offshore S.A. Announces $40 million Contract Award in Brazil

London, England - July 08, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that it had been awarded a two year extension to the contract for the Seaway Harrier by Petrobras in Brazil, with an option for an additional two years. The two year extension commences in early September 2005.

This contract, valued at approximately $40 million for the first two years, is for the provision of diving services to water depths of 300 metres for new construction tasks and inspection, maintenance and repair work, together with ROV services to 3,000 metres.

Philippe Lamoure, Vice President South America Region, said "We are very pleased to have been awarded this extension to our long term contract for the Seaway Harrier. This award follows eight uninterrupted years of similar work by this ship for Petrobras during which we have achieved an excellent safety and operational track record. It also indicates the high degree of customer satisfaction with both the Seaway Harrier crew and our support organisation in Macae".

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson / Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773764 or +44 1932 773767
US  +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
deborah.keedy@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

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